Attachment 77C - Sentinel Pennsylvania Tax-Free Trust


The shareholders of Sentinel Pennsylvania Tax-Free Trust held a special meeting on October 3, 2006.

The matter voted on by the shareholders was the approval of the reorganization of the Trust in accordance with the Agreement and Plan of Reorganization and the transactions it contemplates, in which the Fund would merge into Federated Pennsylvania Municipal Income Fund.

913,863.179 shares were voted for the proposal.

96,187.176 shares were voted against the proposal.

230,794.945 shares abstained.